UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

DIGIMARC CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

25381B101
(CUSIP Number)

Riley McCormack TCM Strategic Partners L.P. 26 Tahiti Beach Island Road, Coral Gables, FL 33143 (305) 631-2754
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25381B101	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
TCM Strategic Partners L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,542,079 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,542,079 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,542,079 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1. This amount excludes 1,180,932 shares of Common Stock (as defined herein) underlying the 16,970 shares of Series B Preferred Stock (as defined herein) directly owned by the Reporting Person that is not convertible until Shareholder Approval (as defined herein) is obtained.

CUSIP No. 25381B101	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
TCM Strategic GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,542,079 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,542,079 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,542,079 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1. This amount excludes 1,180,932 shares of Common Stock underlying the 16,970 shares of Series B Preferred Stock indirectly owned by the Reporting Person that is not convertible until Shareholder Approval is obtained.

CUSIP No. 25381B101	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
Riley McCormack

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,542,079 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,542,079 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,542,079 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1. This amount excludes 1,180,932 shares of Common Stock underlying the 16,970 shares of Series B Preferred Stock indirectly owned by the Reporting Person that is not convertible until Shareholder Approval is obtained.

Page 5 of 10 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Digimarc Corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 9405 SW Gemini Drive, Beaverton, Oregon 97008.

Item 2.	Identity and Background

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and together the “Reporting Persons”):

i.	TCM Strategic Partners L.P., a Delaware limited partnership (“TCM Partners”);
ii.	TCM Strategic GP LLC, a Delaware limited liability corporation (“TCM GP”), which is the general partner of TCM Partners; and
iii.	Riley McCormack, a citizen of the United States of America and the sole manager of TCM GP (“Mr. McCormack”).

The principal business address of each Reporting Person is 26 Tahiti Beach Island Road, Coral Gables, Florida 33143. The principal business of TCM Partners is to invest in securities of the Issuer. The principal business of TCM GP is to act as the general partner of TCM Partners. Mr. McCormack serves as the sole manager of TCM GP.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On September 29, 2020, in connection with the Subscription Agreement (defined and described in Item 4 of this Schedule 13D), TCM Partners agreed to purchase directly from the Company 2,542,079 shares of Common Stock and 16,970 shares of Series B Convertible Preferred Stock (“Series B Preferred Stock”), for an aggregate purchase price of approximately $53.5 million, using funds from its working capital.  No borrowed funds were used to purchase any of the shares of Common Stock or Series B Preferred Stock reported herein. A total of $36,529,675.23 was paid to acquire the 2,542,079 shares of Common Stock, effective September 29, 2020, and a total of $16,970,000 was paid to acquire the 16,970 shares of Series B Preferred Stock, effective October 1, 2020.

Item 4.	Purpose of Transaction

Subscription Agreement

On September 29, 2020, TCM Partners entered into a Subscription Agreement (the “Subscription Agreement”) with the Company pursuant to which the Company agreed to issue and sell to TCM Partners (i) 2,542,079 shares of Common Stock and (ii) 16,970 shares of the Company’s newly designated Series B Preferred Stock for an aggregate purchase price of approximately $53.5 million (the “Private Placement”).  The purchase of the shares of Common Stock occurred on September 29, 2020, and the purchase of the Series B Preferred Stock occurred on October 1, 2020 (the “Preferred Closing Date”).

Pursuant to the terms of the Subscription Agreement, so long as TCM Partners and its affiliates continue to own at least 5% of the outstanding Common Stock, TCM Partners will have the right to designate, and the Company will be obligated to nominate or appoint, Mr. McCormack to the Company’s board of directors (the “Board”).  So long as Mr. McCormack is serving on the Board, TCM Partners may not enter into any hedging transactions to the extent directors of the Company are prohibited from entering into such hedging transactions pursuant to a policy applicable to all directors of the Company.

Page 6 of 10 Pages

In addition, (i) for one year following the Preferred Closing Date in the case of (a) the shares of Common Stock acquired under the Subscription Agreement and (b) shares of the Common Stock issued upon conversion of the Series B Preferred Stock acquired under the Subscription Agreement (the “Conversion Shares”), and (ii) for six months following the Preferred Closing Date in the case of the shares of Series B Preferred Stock acquired under the Subscription Agreement, TCM Partners may not transfer such shares without the prior written consent of the Company, except to an investment fund, investment vehicle or account controlled by Mr. McCormack. TCM Partners may also transfer such shares (i) pursuant to a tender or exchange offer, merger, consolidation, division, acquisition, reorganization or recapitalization involving the Company that has been recommended or approved by a majority of the Board, and (ii) following commencement by the Company of a voluntary case under Title 11 of the United States Bankruptcy Code.

Further, subject to certain exceptions, including the ability for TCM Partners and its affiliates to make additional purchases that would not increase their aggregate holdings above 27.5% of the outstanding Common Stock (excluding for purposes of this calculation, dividends paid on any shares or equity compensation paid to Mr. McCormack), for one year following the Preferred Closing Date, TCM Partners is subject to restrictions on, among other things, (i) acquiring securities, assets or indebtedness of the Company, or (ii) effecting a tender or exchange offer, merger or other business combination involving the Company or its assets.

Also under the Subscription Agreement, so long as TCM Partners continues to own at least 5% of the outstanding Common Stock, the Company will deliver to TCM Partners audited and consolidated balance sheets, income statements and cash flows of the Company and its subsidiaries as of the end of each fiscal year and each of the first three quarters of each fiscal year.  So long as TCM Partners continues to own the Series B Preferred Stock, TCM Partners will have the right to receive upon request (i) a brief statement of the nature of the business of the Company and its subsidiaries and the products and services they offer and (ii) the most recent consolidated balance sheets and profit and losses retained earnings statements, and similar financial statements of the Company for the two most recent fiscal years.

The Subscription Agreement requires the Company to file, as promptly as practicable following the Preferred Closing Date (and in any event within 60 business days following the Preferred Closing Date), a proxy statement with the U.S. Securities and Exchange Commission (“SEC”) that includes a proposal for holders of Common Stock to approve the issuance of shares of Common Stock upon conversion of the Series B Preferred Stock, as required under the listing rules of the Nasdaq Stock Market, including Nasdaq Listing Rule 5635(b) and Nasdaq Listing Rule 5635(d) (the “Shareholder Approval”). Neither the shares of Common Stock nor the shares of Series B Preferred Stock issued pursuant to the Subscription Agreement will be entitled to vote in connection with the Shareholder Approval.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated by reference herein.

Registration Rights Agreement

On September 29, 2020, TCM Partners and the Company also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which, among other things, the Company is required to register the shares of Common Stock issued under the Subscription Agreement and the Conversion Shares.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated by reference herein.

Series B Preferred Stock

In connection with the Private Placement, the Company established the rights and preferences of the shares of the Series B Preferred Stock pursuant to an amendment to its Articles of Incorporation (the “Articles of Amendment”) to designate the Series B Preferred Stock.

Page 7 of 10 Pages

Among other things, the designation provides that upon a liquidation, dissolution or winding up of the Company, each share of Series B Preferred Stock will be entitled to receive an amount per share equal to the greater of (i) $1,000 per share, plus all accumulated dividends (the “Liquidation Preference”), plus accrued and unpaid dividends and (ii) the amount that the holder of Series B Preferred Stock (each, a “Holder” and collectively, the “Holders”) would have been entitled to receive at such time if the Series B Preferred Stock were converted into Common Stock (without regard to any limitations on conversion in the Articles of Amendment).

The Holders are entitled to dividends on the Liquidation Preference at the rate of 7.5% per annum, payable in cash or, at the option of the Company, accumulated and added to the Liquidation Preference. The Holders are also entitled to participate in dividends declared or paid on the Common Stock and in offers to repurchase or exchange the Common Stock, in each case, on an as-converted basis (without regard to any limitations on conversion in the Articles of Amendment).

Following receipt of the Shareholder Approval and subject to satisfaction of stock exchange listing requirements, the Series B Preferred Stock will automatically convert into fully paid and non-assessable shares of Common Stock at a conversion price equal to $14.37. The conversion price is subject to customary anti-dilution adjustments in the event of any stock split, stock dividend or distribution, or stock combination.

The Holders generally will be entitled to vote with the holders of the shares of Common Stock on all matters submitted to a vote of holders of shares of Common Stock (voting together with the holders of shares of Common Stock as one class) on an as-converted basis, applying a voting conversion price of $17.01 (subject to customary anti-dilution adjustments in the event of any stock split, stock dividend or distribution, or stock combination); provided that, until the Shareholder Approval has been obtained, no Holder shall be entitled to cast a number of votes with respect to the Holder’s shares of Series B Preferred Stock and any shares of Common Stock beneficially owned by such Holder in excess of 19.9% of the outstanding shares of capital stock then entitled to vote.

Item 5.	Interest in Securities of the Issuer

(a, b)  As of the date hereof, each of TCM Partners, TCM GP, and Mr. McCormack may be deemed to beneficially own 2,542,079 shares of Common Stock directly owned by TCM Partners, representing approximately 16.6% of the shares of Common Stock outstanding. This amount does not include 1,180,932 shares of Common Stock underlying the 16,970 shares of Series B Preferred Stock directly owned by TCM Partners, because the Series B Preferred Stock is not convertible in Common Stock until Shareholder Approval is obtained.

The percentage of shares of Common Stock outstanding reported herein is based on the sum of 12,774,269 shares of Common Stock outstanding as of September 25, 2020, as set forth in the Subscription Agreement, and the 2,542,079 shares of Common Stock issued to TCM Partners on September 29, 2020 in connection with the Private Placement, for a total of 15,316,348 shares of Common Stock outstanding.

As described further in Item 4 herein, the Series B Preferred Stock acquired by TCM Partners is automatically convertible into shares of Common Stock upon the receipt of Shareholder Approval. Until Shareholder Approval is obtained, however, the Series B Preferred Stock is not convertible into Common Stock. As such, the Reporting Persons do not have the right to acquire the shares of Common Stock underlying the Series B Preferred Stock until Shareholder Approval is obtained.

(c) The responses to Items 3 and 4 of this Schedule 13D are incorporated by reference herein.  Other than as set forth herein, no transactions in the Company’s securities have been effected by the Reporting Persons during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by the Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Page 8 of 10 Pages

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1 – Joint Filing Agreement.

Exhibit 99.2 – Subscription Agreement, dated September 29, 2020, by and between the Company and TCM Strategic Partners L.P. (incorporated by reference Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on September 29, 2020)

Exhibit 99.3 – Registration Rights Agreement, dated September 29, 2020, by and between the Company and TCM Strategic Partners L.P. (incorporated by reference Exhibit 10.2 to the Company’s Form 8-K filed with the SEC on September 29, 2020)

Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2020

TCM STRATEGIC PARTNERS L.P.

By:	TCM Strategic GP LLC, its general partner

By:	/s/ Riley McCormack
Name: Riley McCormack
Title: Manager

TCM STRATEGIC GP LLC

By:	/s/ Riley McCormack
Name: Riley McCormack
Title: Manager

RILEY MCCORMACK

/s/ Riley McCormack

Page 10 of 10 Pages

Exhibit 99.1

JOINT FILING AGREEMENT

The persons below hereby agree that the Schedule 13D to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13D, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Dated: October 5, 2020

TCM STRATEGIC PARTNERS L.P.

By:	TCM Strategic GP LLC, its general partner

By:	/s/ Riley McCormack
Name: Riley McCormack
Title: Manager

TCM STRATEGIC GP LLC

By:	/s/ Riley McCormack
Name: Riley McCormack
Title: Manager

RILEY MCCORMACK

/s/ Riley McCormack